SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Sohu.com Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

83408W103

(CUSIP Number)

David Zhang

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

Tel: +852 3761 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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1.	NAME OF REPORTING PERSON Charles Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 293,700(1)
	8.	SHARED VOTING POWER 7,722,820
	9.	SOLE DISPOSITIVE POWER 293,700(1)
	10.	SHARED DISPOSITIVE POWER 7,722,820
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,016,520
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.50%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 225,000 options to purchase Common Stock that are exercisable within 60 days.
(2)	Based on 38,881,382 shares of Common Stock outstanding as of September 30, 2017.

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Amendment No. 6 to Schedule 13D

This Amendment No. 6 (this “Amendment”) amends the Schedule 13D filed by Dr. Charles Zhang (“Dr. Zhang”) with the Securities and Exchange Commission (the “SEC”) on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”), as amended by Amendment No. 2 filed with the SEC on July 8, 2011 (“Amendment No. 2”), as amended by Amendment No. 3 filed with the SEC on December 14, 2015 (“Amendment No. 3”), as amended by Amendment No. 4 filed with the SEC on June 20, 2016 (“Amendment No. 4”) and as amended by Amendment No. 5 filed with the SEC on May 30, 2017 (“Amendment No. 5”). The original Schedule 13D of Dr. Zhang, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 is hereinafter referred to as the “Initial Statement.”

Item 4.	Purpose of the Transaction

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following:

On January 30, 2018, Dr. Zhang submitted a letter (the “1/30 Letter”) to the board of directors (“Changyou Board”) of Changyou.com Limited (“Changyou”). In the 1/30 Letter, Dr. Zhang (i) reaffirmed his commitment to the acquisition by him of all of the outstanding Class A and Class B ordinary shares of Changyou (the “Proposed Transaction”), which Proposed Transaction was proposed in the preliminary non-binding proposal letter, dated May 22, 2017 (the “Original Proposal”), submitted by Dr. Zhang to the Changyou Board, a copy of which was filed as Exhibit A to Exhibit 99.1 of Changyou’s Form 6-K filed with the SEC on May 22, 2017 and is incorporated herein by this reference, and (ii) advised the Changyou Board that he is reviewing the purchase price proposed in the Original Proposal. Dr. Zhang stated in the 1/30 Letter that his decision to review the purchase price was necessitated by the tougher than expected environment faced by Changyou and the Proposed Transaction, including in particular, since the Original Proposal: (i) the weaker than expected financial and operational performance of Changyou as identified, among other things, in Changyou’s earnings releases since the Original Proposal, (ii) the increased competitiveness in the Chinese online gaming market, and (iii) strengthened regulatory oversight on Chinese outbound mergers and acquisitions transactions.

The descriptions of the Original Proposal and the 1/30 Letter set forth in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of the Original Proposal and the 1/30 Letter, which is filed as Exhibit 7.02 hereto and is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated by the following:

(a) As of the date of this Amendment, the Reporting Person beneficially owns or may be deemed to beneficially own 8,016,520 shares of Common Stock of the Company, or 20.50% of the class of Common Stock of the Company. The foregoing percentage is calculated based on 38,881,382 shares of Common Stock outstanding as of September 30, 2017 as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed with the SEC on November 3, 2017.

(b) Number of shares of Common Stock as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 293,700 shares[1]

(ii)	shared power to vote or to direct the vote: 7,722,820 shares[2]

(iii)	sole power to dispose or to direct the disposition of: 293,700 shares[1]

(iv)	shared power to dispose or to direct the disposition of: 7,722,820 shares[2]

(c) The following transactions have been effected during the past 60 days: None

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(d) Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable

1	Includes 225,000 options to purchase Common Stock that are exercisable within 60 days.
2	Includes 7,722,820 shares of Common Stock beneficially owned by Photon Group Limited. Dr. Zhang is one of the Directors of Photon and may be deemed to beneficially own such 7,722,820 shares. Dr. Zhang shares with the other Directors of Photon the power to vote and dispose of or direct the disposition of such shares. Dr. Zhang disclaims beneficial ownership of such 7,722,820 shares. Photon is a British Virgin Islands corporation with principal offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company. During the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and restated as follows:

Exhibit 7.01: Preliminary Non-Binding Proposal Letter from Dr. Charles Zhang to the board of directors of Changyou.com Limited, dated as of May 22, 2017 (incorporated by reference to Exhibit A to Exhibit 99.1 of Changyou.com Limited’s Form 6-K filed with the SEC on May 22, 2017)

Exhibit 7.02: Letter from Dr. Charles Zhang to the board of directors of Changyou.com Limited, dated as of January 30, 2018

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2018

By:	/s/ Charles Zhang
Name:	Dr. Charles Zhang